ClickSoftware Contact:                          Investor Relations Contact:
Noa Schuman                                     Marybeth Csaby / Rob Fink
Investor Relations                              KCSA Strategic Communications
+972-3-7659-467                                 212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com                   mcsaby@kcsa.com / rfink@kcsa.com


  CLICKSOFTWARE REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2010

       Quarterly Revenues Up 5% and License Revenues Up 11% Year-Over-Year

--------------------------------------------------------------------------------

BURLINGTON,  MA, October 25, 2010 - ClickSoftware  Technologies Ltd.  (NasdaqGS:
CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the third quarter ended September 30, 2010.

For the third quarter ended September 30, 2010, total revenues were $17.5 million, up 5% from $16.6 million in the third quarter of 2009. Net income for the third quarter of 2010 was $2.3 million, or $0.07 per fully diluted share, compared to net income of $3.2 million, or $0.10 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $2.8 million, or $0.09 per fully diluted share, compared to $3.6 million, or $0.11 per fully diluted share, for the same period last year.

Software license revenues for the third quarter of 2010 were $6.0 million, up 11% compared with software license revenues of $5.4 million for the same period last year. Service and maintenance revenues were $11.5 million, up 2% compared with service and maintenance revenues of $11.2 million in the same period last year.

Gross profit in the third quarter of 2010 was $10.9 million, or 62% of revenues, compared to $10.9 million, or 65% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the third quarter of 2010 increased to $48.3 million from $42.5 million at the end of the second quarter of 2010. Net cash provided by operating activities was $5.7 million during the third quarter of 2010.

"As we previously reported, delays in signing certain contracts somewhat impacted our third quarter revenues; still, we are on target on a nine-month basis and believe that we will meet our annual projections for 2010. We continue to execute operationally for on-going sustainable growth by developing a strong pipeline of new business, expanding our partnerships, and further enhancing our product line offerings", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "Our leadership in the mobile marketplace strengthened as we continue to sign new customers. The partnership with Sybase - an SAP company - by which our industry leading mobile application will run on the industry leading Sybase platform, creates one of the most attractive mobile offering in the enterprise software market. This is further amplified by our device agnostic approach that makes our mobile applications run on iPhone, iPad and Android-based devices. Additionally, the introduction of a Facebook application offers service organizations access into social media, and provides a self-service approach for customers," Dr. BenBassat added. "To conclude, our business remains strong and we expect the momentum to carry into the fourth quarter and into 2011".

OUTLOOK
The Company expects revenues for the fourth quarter of 2010 to be above $20 million which will bring 2010 annual revenues to above $72.5 million. This will represent annual revenues growth of approximately 19% or higher.

INVESTORS CONFERENCE CALL
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

ABOUT CLICKSOFTWARE
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of `continuous planning and scheduling' incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the `W6' concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware's solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization.
The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

USE OF NON-GAAP FINANCIAL RESULTS
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of ASC 718 (originally issued as SFAS No. 123R, "Share-based Payment" ("123R")), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and future rates of growth and expectations regarding future closing of contracts. For example, when we discuss our "Outlook" for 2010 fourth quarter revenues and demand and visibility for future periods, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                                           ClickSoftware Technologies Ltd.
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                            (Unaudited. In thousands, except share and per share amounts)

                                                                             Three Months Ended
                                                            September 30, 2010                September 30, 2009
                                                       -----------------------------    -----------------------------
                                                                            % of                            % of
                                                             $            Revenues             $           Revenues
                                                       -----------------------------    -----------------------------
Revenues:
       Software license                                $       5,969              34%   $       5,369              32%
       Services                                               11,509              66%          11,239              68%
                                                       -----------------------------    -----------------------------
             Total revenues                                   17,478             100%          16,608             100%
                                                       -----------------------------    -----------------------------
Cost of revenues:
       Software license                                          617               4%             611               4%
       Services                                                5,986              34%           5,143              31%
                                                       -----------------------------    -----------------------------
             Total cost of revenues                            6,603              38%           5,754              35%
                                                       -----------------------------    -----------------------------

Gross profit                                                  10,875              62%          10,854              65%
                                                       -----------------------------    -----------------------------
Operating expenses:
       Research and development costs, net                     2,128              12%           1,701              10%
       Selling and marketing expenses                          4,727              27%           4,282              26%
       General and administrative expenses                     1,579               9%           1,736              10%
                                                       -----------------------------    -----------------------------

             Total operating expenses                          8,434              48%           7,719              46%
                                                       -----------------------------    -----------------------------
Net income from operations                                     2,441              14%           3,135              19%

Interest, net                                                     69               0%             101               1%
                                                       -----------------------------    -----------------------------
Net income before taxes                                $       2,510              14%   $       3,236              19%
Taxes on income                                                  183               1%              68               0%
                                                       -----------------------------    -----------------------------
Net income                                             $       2,327              13%   $       3,168              19%
                                                       -----------------------------    -----------------------------

Net income per ordinary share:
Basic                                                  $        0.08                    $        0.11
                                                       -----------------------------    -----------------------------
Diluted                                                $        0.07                    $        0.10
                                                       -----------------------------    -----------------------------
Shares used in computing basic net income per share       30,451,473                       29,916,657
                                                       -----------------------------    -----------------------------
Shares used in computing diluted net income per share     31,951,042                       31,968,186
                                                       -----------------------------    -----------------------------


                                           ClickSoftware Technologies Ltd.
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                            (Unaudited. In thousands, except share and per share amounts)


                                                                             Nine Months Ended
                                                             September 30, 2010              September 30, 2009
                                                       -----------------------------    -----------------------------
                                                                          % of                              % of
                                                              $          Revenues             $            Revenues
                                                       -----------------------------    -----------------------------
Revenues:
 Software license                                      $      19,056              36%   $      13,729              31%
 Services                                                     33,487              64%          30,222              69%
 Total revenues                                        -----------------------------    -----------------------------
                                                              52,543             100%          43,951             100%
                                                       -----------------------------    -----------------------------
Cost of revenues:
 Software license                                              1,648               3%           1,601               4%
 Services                                                     18,210              35%          13,148              30%
                                                       -----------------------------    -----------------------------
Total cost of revenues                                        19,858              38%          14,749              34%
                                                       -----------------------------    -----------------------------
Gross profit                                                  32,685              62%          29,202              66%
                                                       -----------------------------    -----------------------------
Operating expenses:

 Research and development costs, net                           5,867              11%           4,701              11%
 Selling and marketing expenses                               13,900              26%          11,789              27%
 General and administrative expenses                           4,559               9%           4,721              11%
                                                       -----------------------------    -----------------------------
 Total operating expenses                                     24,326              46%          21,211              48%
                                                       -----------------------------    -----------------------------
Net income from operations                                     8,359              16%           7,991              18%

Interest, net                                                    120               0%             424               1%
                                                       -----------------------------    -----------------------------
Net income before taxes                                $       8,479              16%   $       8,415              19%

Tax expense (income), net                                      1,027               2%            (299)             (1%)
                                                       -----------------------------    -----------------------------
Net income                                             $       7,452              14%   $       8,714              20%
                                                       -----------------------------    -----------------------------

Net income per ordinary share:
Basic                                                  $        0.25                    $        0.30
                                                       -----------------------------    -----------------------------
Diluted                                                $        0.23                    $        0.28
                                                       -----------------------------    -----------------------------
Shares used in computing basic net income per share       30,361,887                       29,134,317
                                                       -----------------------------    -----------------------------
Shares used in computing diluted net income per share     31,981,518                       30,924,013
                                                       -----------------------------    -----------------------------


                                 ClickSoftware Technologies Ltd.
                                   CONSOLIDATED BALANCE SHEETS
                                (In thousands, except share data)

                                                                    September 30,    December 31,
                                                                         2010            2009
                                                                    -----------------------------
                      ASSETS                                         (unaudited)      (audited)
CURRENT ASSETS
  Cash and cash equivalents                                         $      17,941   $      15,594
  Short term investments                                                   29,740          18,852
  Trade receivables, net                                                   15,852          16,410
  Deferred taxes                                                            2,340           3,160
  Other receivables and prepaid expenses                                    2,023           1,980
                                                                    -----------------------------
                   Total current assets                                    67,896          55,996
                                                                    -----------------------------
FIXED ASSETS
  Cost                                                                      7,073           6,025
  Less - accumulated depreciation                                           3,678           2,898
                                                                    -----------------------------
                   Total fixed assets                                       3,395           3,127
                                                                    -----------------------------
  Long term investments                                                       599             528
  Intangible assets, net                                                    2,203           2,802
  Goodwill                                                                  2,511           2,511
  Severance pay deposits                                                    1,699           1,485
                                                                    -----------------------------
                   Total Assets                                     $      78,303   $      66,449
                                                                    =============================

                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses                             $      10,433   $      11,619
  Deferred revenues                                                        10,115           6,711
                                                                    -----------------------------
                   Total current liabilities                               20,548          18,330
                                                                    -----------------------------

LONG TERM LIABILITIES
  Accrued severance pay                                                     3,266           2,879
  Deferred revenues - long term                                             2,618           2,582
                                                                    -----------------------------
                   Total long term liabilities                              5,884           5,461
                                                                    -----------------------------
                   Total liabilities                                       26,432          23,791
                                                                    -----------------------------
SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.02 par value                                       126             124
  Additional paid-in capital                                               80,629          78,933
  Accumulated deficit                                                     (28,986)        (36,438)
  Accumulated other comprehensive income                                      145              82
  Treasury stock, at cost:  39,000 shares                                     (43)            (43)
                                                                    -----------------------------
                   Total shareholders' equity                              51,871          42,658
                                                                    -----------------------------
                   Total Liabilities and shareholders' equity       $      78,303   $      66,449
                                                                    =============================


                                   ClickSoftware Technologies Ltd.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands)

                                                                             Nine Months Ended
                                                                       September 30,   September 30,
                                                                            2010            2009
                                                                        (unaudited)     (unaudited)
                                                                       -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                      $       7,452   $       8,714
       Adjustments to reconcile net income to
       net cash provided by operating activities:
          Expenses not affecting operating cash flows:
                Depreciation                                                     936             747
                Amortization of deferred compensation                            841             689
                Amortization of acquired intangible assets                       597             207
                Severance pay, net                                               173              27
                Other                                                              3              17
          Changes in operating assets and liabilities:
                 Decrease (Increase) in trade receivables                        558          (3,898)
                 Decrease (Increase) in deferred taxes                           820            (430)
                 Decrease (Increase) in other receivables                         20            (710)
                 (Decrease) Increase in accounts payable and accrued
                 expenses                                                     (1,186)            587
                 Increase in deferred revenues                                 3,440           1,011
                                                                       -------------   -------------
       Net cash provided by operating activities                       $      13,654   $       6,961
                                                                       -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES
          Purchase of equipment                                               (1,205)         (1,424)
          Acquisition of intangible assets and goodwill in a
          business combination                                                    --          (4,193)
          Short-term investment                                              (10,959)         (3,104)
                                                                       -------------   -------------

       Net cash used in investment activities                          $     (12,164)  $      (8,721)
                                                                       -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES
          Employee options exercised                                             857           3,151
                                                                       -------------   -------------
       Net cash provided by financing activities                       $         857   $       3,151
                                                                       -------------   -------------
INCREASE IN CASH AND CASH EQUIVALENTS
                                                                               2,347           1,391

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              15,594          17,427
                                                                       -------------   -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $      17,941   $      18,818
                                                                       -------------   -------------


                                              ClickSoftware Technologies Ltd.
                                  SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
                                    (Unaudited. In thousands, except per share amounts)

                                                                                Three Months Ended
                                                             September 30, 2010                  September 30, 2009
                                                       -----------------------------    -----------------------------
                                                                           % of                             % of
                                                             $           Revenues             $           Revenues
                                                       -----------------------------    -----------------------------
GAAP Net income                                        $       2,327              13%   $       3,168              19%
Share-based compensation (1)                                     179                              302
Amortization of intangible assets (2)                            199                              112
Deferred taxes                                                   100                               --
                                                       -----------------------------    -----------------------------
Non-GAAP Net income                                    $       2,805              16%   $       3,582              22%
                                                       -----------------------------    -----------------------------

GAAP Earnings per share (diluted)                      $        0.07                    $        0.10
Share-based compensation (1)                                    0.01                             0.01
Amortization of intangible assets (2)                           0.01                             0.00
Deferred taxes                                                  0.00                               --
                                                       -----------------------------    -----------------------------
Non-GAAP Earnings per share (diluted)                  $        0.09                    $        0.11
                                                       -----------------------------    -----------------------------

(1) Share-based compensation:
       Cost of services                                           41                               36
       Research and development costs, net                        36                               32
       Selling and marketing expenses                             80                               72
       General and administrative expenses                        22                              162
                                                       -----------------------------    -----------------------------
                                                       $         179                    $         302
                                                       -----------------------------    -----------------------------

(2)    Amortization of intangible assets: Cost of
       revenues                                                  170                               82
       Research and development costs, net                        29                               30
                                                       -----------------------------    -----------------------------
                                                       $         199                    $         112
                                                       -----------------------------    -----------------------------


                                           ClickSoftware Technologies Ltd.
                               SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
                                 (Unaudited. In thousands, except per share amounts)

                                                                                 Nine Months Ended
                                                              September 30, 2010              September 30, 2009
                                                       -----------------------------    -----------------------------
                                                                            % of                            % of
                                                             $            Revenues            $           Revenues
                                                       -----------------------------    -----------------------------
GAAP Net income:                                       $       7,452              14%   $       8,714              20%
Share-based compensation (1)                                     841                              690
Amortization of intangible assets (2)                            597                              207
Deferred taxes                                                   820                             (430)
                                                       -----------------------------    -----------------------------
Non-GAAP Net income                                    $       9,710              18%   $       9,181              21%
                                                       -----------------------------    -----------------------------

GAAP Earnings per share (diluted)                      $        0.23                    $        0.28
Share-based compensation (1)                                    0.03                             0.02
Amortization of intangible assets (2)                           0.02                             0.01
Deferred taxes                                                  0.02                            (0.01)
                                                       -----------------------------    -----------------------------
Non-GAAP Earnings per share (diluted)                  $        0.30                    $        0.30
                                                       -----------------------------    -----------------------------

(1) Share-based compensation:
       Cost of services                                          128                               96
       Research and development costs, net                       109                               88
       Selling and marketing expenses                            253                              194
       General and administrative expenses                       351                              312
                                                       -----------------------------    -----------------------------
                                                       $         841                    $         690
                                                       -----------------------------    -----------------------------

(2)    Amortization of intangible assets: Cost of
       revenues                                                  508                              148
       Research and development costs, net                        89                               59
                                                       -----------------------------    -----------------------------
                                                       $         597                    $         207
                                                       -----------------------------    -----------------------------